Puma Biotechnology, Inc.

10940 Wilshire Blvd, Suite 600

Los Angeles, CA 90024

(310) 443-4150

November 18, 2011

VIA EDGAR AND COURIER

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Puma Biotechnology, Inc.

Form 8-K

Filed October 11, 2011

File No. 000-52811

Dear Mr. Riedler:

Puma Biotechnology, Inc., a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, an amended Current Report on Form 8-K (the “Form 8-K/A”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 7, 2011, regarding the Current Report on Form 8-K (File No. 000-52811) (the “Form 8-K), filed by the Company on October 11, 2011, and to effect any revisions and other changes.

For convenience of reference, each Staff comment contained in your November 7, 2011 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned to the comments in the letter, and is followed by the corresponding response of the Company.

The Company has provided you with five copies of the Form 8-K/A in the traditional non-EDGAR format. The changes reflected in the Form 8-K/A have been made in response to the Staff’s comments. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K/A.

General

1.              We note that you have requested confidential treatment for Exhibits 10.1, 10.5, and 10.6 to Form 8-K. We will provide any comments on your application in a separate comment letter. Please note that we will not be in a position to complete our review of your filing until any comments in relation to your confidential treatment application have been resolved.

November 18, 2011

Response: The Company acknowledges the Staff’s comment.

Pfizer License, page 11

2.              Please revise your disclosure to include the duration of your license agreement with Pfizer and the range of incremental royalties that you are required to pay based on net sales under the agreement. Please limit your disclosed range of royalties to a ten-percent range (e.g., “between ten-percent and twenty-percent”).

Response: The Company respectfully submits to the Staff that the duration of its license agreement with Pfizer and the range of incremental royalties that the Company is required to pay based on net sales under the license agreement are not material to investors. First, given that the duration of the license agreement depends in part on the occurrence of the first commercial sale of the products licensed to the Company under the license agreement, and such products have yet to be approved for sale, it is not possible to state the duration of the license agreement with any certainty. In addition, the range of incremental royalties is based on a specific percentage of net sales of certain products licensed to the Company under the license agreement that have yet to be approved for sale. Stating a range of royalty rates payable to Pfizer is not useful to the investor given that the Company cannot predict when such products will be approved or sold and accordingly when those rates would impact the Company. Moreover, biotechnology and pharmaceutical companies do not generally disclose such information, making a comparison by investors of royalty rates applicable to similar products impossible. Furthermore, even if such a comparison of royalty rates across products were possible, disclosure of such rates would not provide investors useful information as the royalty rates are but one component of product profit margins, and many aspects of the Company’s or its sublicensees’ costs of producing and selling products will not be known for years. Lastly, consistent with the Company’s Confidential Treatment Request submitted to the Commission on October 11, 2011, the Company respectfully submits to the Staff that disclosing the duration of its license agreement with Pfizer and the range of incremental royalties that the Company is required to pay based on net sales under the license agreement would place the Company at a highly competitive disadvantage that could substantially harm its stockholders and the investing public. The Company believes that its request for confidential treatment is narrow in scope and pertains to specific and highly sensitive financial and/or commercial information. Therefore, the Company has not revised its disclosure to include the duration of its license agreement with Pfizer or the range of incremental royalties to be paid under the license agreement.

Changes in and Disagreements with Accountants of Accounting and Financial Disclosure, page 52

3.              Item 304(a) of Regulation S-K requires the disclosure of any disagreements and reportable events for the most recent two fiscal years. Please tell us whether you had any disagreements with MaloneBailey, LLP or any other reportable events during the year ended December 31, 2009.

Response: The Company respectfully advises the Staff that it had no disagreements with MaloneBailey, LLP or any other reportable events during the year ended December 31, 2009.

November 18, 2011

Item 9.01. Financial Statements and Exhibits, page 71

4.              We note that the securities purchase agreement filed as Exhibit 10.6 makes reference to certain exhibits and schedules “attached hereto.” We also note that while Exhibits A, B, D, and I to the securities purchase agreement appear to be filed separately as exhibits to Form 8-K, each of the other exhibits and schedules to the agreement are not. Please amend your Form 8-K to file a complete copy of the securities purchase agreement including all schedules and exhibits thereto or file a copy of each schedule and exhibit that has been omitted from the agreement and not otherwise filed separately as an exhibit to Form 8-K.

Response: In response to the Staff’s comment, the Company has re-filed Exhibit 10.6 with all of the previously omitted schedules and exhibits, other than Exhibits A, B, D and I thereto, which were filed separately as Exhibits 4.1, 10.5, 2.1 and 4.2 to the Form 8-K, respectively.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact B. Shayne Kennedy of Latham & Watkins LLP at 714-755-8181 or me at 310-443-4150.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

Enclosures

cc (via fax):

B. Shayne Kennedy, Esq., Latham & Watkins LLP